LIME BROKERAGE LLC
Statement of Financial Condition
As of June 30, 2016

ASSETS

Cash	$	547,460
Cash segregated for the benefit of clients		150,061
Accounts receivable		463,549
Due from clearing brokers		5,198,614
Due from other brokers		249,070
Due from affiliate		30,775
Furniture, equipment, and leaseholds, less accumulated depreciation and amortization of $8,634,569		776,286
Intangible and intellectual property, less accumulated amortization of $1,017,909		906,088
Deferred tax asset		5,115,840
Due from Parent		1,199,934
Prepaid expenses and other assets		269,172
Total assets	$	14,906,849

LIABILITIES AND MEMBER'S EQUITY

Due to other brokers	$	2,622,961
Deferred lease liability		236,856
Accounts payable		538,685
Accrued expenses and other liabilities		1,294,347
Total liabilities		4,692,849
Member's equity		10,214,000
Total liabilities and member's equity	$	14,906,849

The accompanying notes are an integral part of this statement.